EXHIBIT 99.8
                                                                    ------------


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use of our audit report dated March 6, 2007 relating to the consolidated balance sheets of Abitibi-Consolidated Inc. (the "Company") as at December 31, 2006 and 2005, the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2006, the management's assessment on the effectiveness of internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 which is incorporated by reference in its (i) Annual Report on Form 40-F/A of the Company for the fiscal year ended December 31, 2006, (ii) Registration Statement on Form S-8 (File No. 333-103697), (iii) Registration Statement on Form S-8 (File No. 333-14184) and (iv) Registration Statement on Form F-10 (File No. 333-123117) each filed with the Securities and Exchange Commission.



/s/ PriceWaterhouseCoopers LLP
------------------------------

Chartered Accountants


June 7, 2007
Montreal, Quebec, Canada